Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 29, 2007

On May 29, 2007, Royal Bank of Scotland issued the following press release:

The Royal Bank of Scotland Group plc	29 May 2007

Acquisition of Global Wholesale Businesses, LaSalle Bank and International Retail Businesses of ABN AMRO for €27.2 billion (£18.5 billion)

The Royal Bank of Scotland Group plc (“RBS”), Fortis and Santander (collectively “the Banks”) are today confirming the terms of their proposed Offer for ABN AMRO. As a result of this proposed Offer, it is intended that RBS will acquire the Global Wholesale Businesses (including the Netherlands but excluding Brazil), LaSalle Bank and International Retail Businesses of ABN AMRO (collectively “the ABN AMRO Businesses”) for a consideration of €27.2 billion. RBS believes that this transaction will provide enhanced growth prospects and attractive financial returns. Full details of the proposed Offer are set out in the Press Release accompanying this announcement.

Sir Fred Goodwin, Group Chief Executive, said:

“Given the natural assumption that a consortium approach would bring further complexity, we are pleased to set out a straightforward proposal that is attractive to our own shareholders as well as those of ABN AMRO.”

RBS will issue its trading statement in respect of the first six months of 2007 on Tuesday 5 June. The Group continues to perform well in 2007 and we expect the rate of underlying earnings growth in the first six months of the year to be slightly higher than that implied by the consensus earnings* forecast of 72.1p for the full year.

*	Underlying earnings excluding integration costs and amortisation of purchased intangible assets.

1.	Enhanced Growth Prospects

The acquisition of the ABN AMRO Businesses will enhance the RBS Group’s prospects for growth, both by enabling it to accelerate existing strategies for growth and by providing attractive new opportunities.

Global Wholesale Businesses

The combination of RBS Global Banking & Markets (GBM) and ABN AMRO’s Global Wholesale Businesses will create a leading corporate and institutional business with both scale and global reach, and with significantly enhanced growth prospects.

GBM has over recent years established a strong platform for growth outside the UK in Continental Europe, the US and the Asia-Pacific region, with scale in financing and risk management products and with deep customer relationships. GBM is now focused on leveraging this platform by adding new customers in existing geographic areas and by achieving greater geographic reach. ABN AMRO’s Global Wholesale Businesses, while lacking scale in some important products, have extensive geographic reach and large but relatively under-developed customer franchises in Continental Europe, the US and Asia. In the combined business, GBM will generate greater value from ABN AMRO customer relationships by applying its relationship-driven model, which has delivered greatly superior revenue per customer and revenue per employee metrics.

ABN AMRO is one of a relatively small number of banks with a strong capability in international cash management, payments and trade finance. These are ‘sticky’ products, often the foundation of long-term relationships which will provide opportunities for GBM to sell other, higher value products. In addition, GBM will be able to enhance its customer relationships by offering ABN AMRO’s stronger products and capabilities in cash management and trade finance.

A current objective for GBM is to increase its exposure to high growth markets in Asia and the Middle East. The acquisition of ABN AMRO’s Global Wholesale Businesses will enable GBM to make substantial progress on this objective, and will give GBM opportunities to sell a broader range of products to ABN AMRO’s large but relatively under-developed corporate customer base in these areas. At the same time, the acquisition of the ABN AMRO Businesses will enable GBM to increase its exposure to high growth areas such as emerging markets and equity derivatives.

In Latin America, RBS will acquire ABN AMRO’s global clients, and corporate customers and branch network except in Brazil. Although relatively small, this presence and capability in Latin America will enable GBM to enhance relationships with corporate customers operating in this region.

The combined business will have top 5 positions across a broad range of products and a presence in over 50 countries. It will be ranked the number 1 corporate and institutional bank in the UK and Continental Europe and the number 5 in the US and Asia, by client numbers. This combination of product strengths and leading customer franchises globally will give GBM enhanced competitive advantage in a market that is consolidating, and will provide a strong platform for organic growth.

LaSalle Bank

The combination of Citizens and LaSalle will create a leading bank in the US, with a good balance between retail and commercial banking, a strong presence across a region including 32% of the US population and 32% of US businesses, and top 10 rankings across a broad range of retail and commercial banking products.

A key strategic objective for RBS has been to increase its presence and capabilities in the US mid-corporate market, since this market has attractive returns and relatively few banks have both the product skills and distribution capacity to serve this market effectively. The acquisition of LaSalle, with its strong focus on middle-market companies, will enable RBS to accelerate this strategy and build a leading capability in the mid-corporate market in the US, with excellent prospects for growth.

At the same time, Citizens will use its proven skills in retail banking to gain more value from the combined branch network and leading positions, by share of deposits, in Illinois and Michigan.

RBS America, including the combined Citizens and LaSalle, and the combined wholesale banking activities, will be the fifth largest banking business in the US by assets and, given its strength and breadth of capability, will have a wide range of opportunities for organic growth.

International Retail Businesses

In Asia, RBS has a strongly growing wealth management business, located in Hong Kong and Singapore, which serves the rapidly growing numbers of affluent customers in the region, and has established partnership businesses with Bank of China in credit cards and wealth management. Across ABN AMRO’s branch network in Asia, the Middle East and Europe are retail activities, offering retail banking products including current accounts and credit cards, and an affluent banking proposition. While these retail activities are thinly spread, RBS believes that there will be opportunities to build businesses in selected countries with large populations and high growth rates, accelerating RBS’s wealth management strategy and adding the capability to distribute credit cards, and potentially a broader product range.

Diversification by Geography

The acquisition of the ABN AMRO Businesses will reduce RBS’s dependency on the UK and will strengthen its platform for growth outside the UK. On the basis of 2006 results, and full transaction benefits, the proportion of RBS’s operating profit coming from outside the UK would increase from 42% to approximately 54%.

2.	Attractive Financial Returns

The total consideration payable by the Banks to ABN AMRO shareholders will be €71.1 billion (£48.2 billion)1. Of this total, RBS will contribute 38.3%, or €27.2 billion (£18.5 billion) to buy the ABN AMRO Businesses.

To finance its acquisition of the ABN AMRO Businesses2, RBS expects to issue 1,603 million new RBS shares and to contribute €12.7 billion (£8.6 billion) in cash (approximately €6.2 billion of which will be raised as new Tier 1 capital).

It is estimated that, in 2006, before allocation of shared assets, the ABN AMRO Businesses together generated profit before tax of €1,724 million3, on an IFRS basis.

The combination of RBS’s and ABN AMRO’s overlapping and complementary businesses creates the opportunity for significant cost savings and revenue benefits. RBS believes that it will deliver cost savings amounting to €2,009 million (or €2,091 million, including its share of central cost savings), or 27% of the costs associated with the ABN AMRO Businesses, and net revenue benefits amounting to €853 million, or 9% of the income associated with the ABN AMRO Businesses, in the third year after completion of the transaction. The total cost of delivering the transaction benefits is expected to be €4.0 billion (including RBS’s share of central integration costs). These expected transaction benefits, and the cost of achieving them, have been subject to external review and challenge.

After completion of the acquisition, expected to be around the end of 2007, the RBS Group’s Tier 1 ratio is expected to be approximately 7.2%, with a preference content temporarily increased to approximately 36%4. Longer term, RBS will continue to target a Tier 1 ratio of approximately 7.5%, with a preference content in the range 25% to 30%.

The consideration to be paid by RBS for the ABN AMRO Businesses represents 7.8 times consensus earnings5 of the ABN AMRO Businesses for 2007, plus full post-tax transaction benefits.

On RBS’s forecasts for business growth and transaction benefits, the internal rate of return on the acquisition of the ABN AMRO Businesses will be 16.2% post-tax, well above the Group’s hurdle rate of 12% post-tax. The acquisition is expected to deliver a post-tax return on investment of 13.5%6 in 2010, and to increase Group earnings per share by 0.9% in 2009 and by 7.3% in 2010.

[1]	Based on undiluted number of shares, as set out in Appendix IV of Overview of Proposed Offer
[2]	On a fully diluted basis
[3]

This estimate is based on the 2006 Report & Accounts of ABN AMRO. However, as the division of the ABN AMRO Group as set out above does not correspond to the Business Unit definitions in ABN AMRO’s 2006 Report & Accounts, these estimates are not audited and may not be accurate.

[4]	On a proforma proportional consolidated basis Tier 1 ratio of 7.1% and preference content temporarily increased to approximately 40%.
[5]	Consensus earnings for 2007 based on brokers’ notes that included Business Unit forecasts for ABN AMRO.
[6]	Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs.

3.	Global Wholesale Businesses

ABN AMRO’s Global Wholesale Businesses

ABN AMRO has a large wholesale banking business with a global footprint. It has corporate banking operations in 53 countries. In addition to established positions with large numbers of customer relationships in Europe and the US, ABN AMRO is present in emerging markets through offices in 11 countries in Asia, 5 countries in Eastern Europe and 7 countries in Latin America.

ABN AMRO is one of a relatively small number of banks with the global reach and product capability to be effective in international cash management, payments and trade finance. Through these transactional banking products, ABN AMRO has been able to establish large numbers of corporate and institutional customer relationships globally. However, many of these relationships are relatively under-developed, reflecting ABN AMRO’s insufficient strength in many of the financing and risk management products which are most relevant and complementary for these customers.

In addition to its international activities with large corporate and institutional customers, ABN AMRO has extensive relationships with mid-corporate customers in Continental Europe, Asia, the Middle East and, through LaSalle, the US.

The businesses which RBS will acquire are those that constituted ABN AMRO’s Wholesale Client Services (WCS) Business Unit in 2005 (including the Netherlands but excluding Brazil) and the product capabilities serving wholesale clients within the Global Markets and Transaction Banking Product Business Units. In 2006, WCS customers were transferred to the regional Business Units, except for the largest customers which were maintained in the Global Clients Business Unit. In 2007, Global Clients customers have also been allocated to the regional Business Units. RBS estimates that ABN AMRO’s Global Wholesale Businesses together generated income of €5,861 million and profit before tax of €630 million in 2006, on an IFRS basis.

Strategic Rationale

There is a strong strategic fit between GBM and ABN AMRO’s Global Wholesale Businesses. GBM has considerable strength across a broad range of financing and risk management products and an industry-leading cost:income ratio of 40%, reflecting deep client relationships and strong income per customer metrics. However, whilst GBM has been expanding its international reach in recent years, it still has limited presence outside major financial centres. The acquisition of ABN AMRO’s global branch network will enable GBM to accelerate this expansion relative to its current strategy, under which the establishment of a global branch network and customer base would take a significant period and would require significant investment.

ABN AMRO’s considerable reach, through its global branch network, supports its strength in transactional products such as international cash management and trade finance. ABN AMRO is also strong in faster-growth but more specialised areas including equity derivatives and emerging markets. However, ABN AMRO’s lack of depth and scale in some important products has led to relatively weak income per customer and per employee, resulting in a high estimated cost:income ratio for its Global Wholesale Businesses of 89% in 2006.

RBS’s relationship-driven model and focus on deepening customer relationships enabled it to generate income of over £1 million from each of more than 700 large customers in 2006. GBM believes that this revenue generation is significantly above the level achieved by ABN AMRO from its Global Clients franchise. For these equivalent customer groups, GBM estimates that it generated 1.7 times the income per customer of ABN AMRO and 2.6 times the income per front office employee of ABN AMRO.

RBS will deepen customer relationships and increase revenues per customer and per employee across ABN AMRO’s extensive base of large and mid-corporate customers. To achieve this, GBM will apply its relationship-driven model in which relationship managers are enabled and incentivised to deliver the bank’s full range of products and services from debt capital markets to cash management. The RBS model focuses on the overall profitability of customer relationships and encourages a collaborative approach between relationship and product teams. The model is supported by clear client and revenue accountabilities, transparent incentives for collaboration, a focus on higher value added income streams and a simple organisation structure which encourages the development of cross-product customer solutions.

In addition to the application of its relationship management model, GBM will be able to create additional value from ABN AMRO’s customer franchise through leveraging its strengths in the product areas that are both most relevant to large corporate and institutional customers and which offer the highest value revenue streams, for example in structured finance, risk management and securitisation. GBM brings the requisite scale and strength in these key product areas that ABN AMRO lacks.

The combined business will have product leadership across a broad range of corporate banking products, benefiting from the complementary and overlapping product strengths of GBM and ABN AMRO. The combined business will rank third in all bonds and loans globally, first in global securitisations, global project finance and all international bonds, second in emerging markets syndicated credits, third in foreign exchange and fifth in international cash management. It will also be a leading player in the global interest rate derivatives market, where GBM has had particular success in the distribution of sophisticated risk management products to its large and mid-corporate customers.

Ranking by Product

GBM Strengths	GBM	ABN AMRO	GBM + ABN AMRO
Global All Bonds and Loans	#6	#17	#3
Foreign Exchange	#4	#12	#3
Global Securitisations	#2	#18	#1
European Leveraged Loans	#2	#16	#1
Global Project Finance	#1	#5	#1
EMEA Syndicated Loans	#1	#9	#1

ABN AMRO Strengths	GBM	ABN AMRO	GBM + ABN AMRO
Euro Denominated Bonds	#8	#4	#1
International Covered Bonds	#18	#1	#1
Emerging Mkts Syndicated Credits	#31	#2	#2
International Cash Management	#28	#6	#5

GBM + ABN AMRO Strengths	GBM	ABN AMRO	GBM + ABN AMRO
All international bonds	#8	#10	#1
Asia-Pacific Syndicated Loans	#13	#15	#5
US Syndicated Loans	#8	#18	#7

Source: Dealogic, Thomson Financial, Euromoney polls

The combined business will be well diversified by geography across the United Kingdom, the rest of Europe, the US and Asia-Pacific, with a small contribution from Latin America. Within these regions, the combined business will have considerable local presence through which to distribute its strong and broad product offering.

In Europe, including the UK, the combined business will consolidate its position as the leading wholesale and fixed income bank. GBM will apply its relationship model and product strengths to deepen ABN AMRO’s extensive franchise in Continental Europe with large corporate and financial institutions, while ABN AMRO’s international cash management, payments and trade finance products will enable GBM to enhance its customer relationships. ABN AMRO’s local presence will enable GBM to extend from the largest corporates and financial institutions to the middle market, and to extend geographically into fast growing markets in Eastern Europe and the Middle East. The combination of the two banks’ structured investor products capabilities and distribution platforms will create a significantly stronger business with good prospects for growth in an expanding market.

In North America, GBM has been implementing a strategy with the objective of becoming a top 5 corporate bank. The combination with ABN AMRO’s Global Wholesale Businesses will enable GBM to accelerate the implementation of this strategy. The combined product strengths, including the capital markets expertise of RBS Greenwich Capital, will enable the combined group to generate increased revenues from the existing GBM and ABN AMRO client bases. The business will build on the combined industry sector strengths of GBM and ABN AMRO in consumer products, retail, healthcare, industrials, energy and utilities, and will leverage their complementary strengths in real estate financing to create a leading business in this area. In addition to the significant opportunity to grow the large corporate and institutional franchise in the US, the combined business will be able to deliver a full range of financial and risk management solutions to mid-corporate customers, including the combined customer base of Citizens and LaSalle.

In Asia, the combined GBM and ABN AMRO wholesale businesses have the capacity to build a significant regional corporate bank. As in the US and Europe, the combined business will seek to increase the depth of ABN AMRO’s current customer franchise by applying GBM’s business model. ABN AMRO’s existing local presence and infrastructure in key markets with strong growth will enable GBM to accelerate significantly its plans for developing business with customers in India, South Korea and Taiwan. In addition, there is a significant growth opportunity to develop ABN AMRO’s emerging markets and equity derivatives products for GBM’s customers globally.

In Latin America, ABN AMRO has established presence and customer relationships. The combined business will deepen these relationships, in particular by leveraging GBM’s strengths in natural resources and project finance. GBM has had significant success in developing customer relationships in Iberia, and the presence and capabilities in Latin America will enable it to support these customers’ substantial activities in the region.

The combined business will be the third largest corporate and institutional banking and markets business globally by fixed income revenues (revenues from all areas except M&A advisory, cash equity and asset management businesses). By client numbers, it will rank first in the United Kingdom and Continental Europe, fifth in the US and fifth in Asia-Pacific excluding Japan.

Customer Numbers and Ranking

Relationships with Large Corporates and Financial Institutions	GBM	ABN AMRO	GBM + ABN AMRO	GBM + ABN AMRO
UK	270	100	290	#1
Continental Europe	160	250	320	#1
US	200	300	400	#5
Asia-Pacific (excluding Japan)	20	200	200	#5

Source: RBS estimates

Business Plan

The management team of GBM has developed a clear and detailed roadmap for the integration of ABN AMRO’s wholesale client businesses. GBM will follow the Group’s established integration principles: minimising disruption to customers and customer-facing activities, retaining the best talent from each organisation through a fair appointment process based on merit and competencies, creating single global platforms and creating the capability for future growth while maintaining leading efficiency ratios.

The integration of GBM and ABN AMRO’s Global Wholesale Businesses will be led by a management team including many who were actively involved in the integration of NatWest.

During the first 45 days after completion of the proposed Offer, GBM will work with the management of ABN AMRO to verify and expand the information received and assumptions made on the basis of the limited due diligence access granted before completion. By Day 45, GBM intends to have validated a base-lined plan for the achievement of synergies. This plan will form the basis for consultation with employee bodies and regulators.

GBM will review ABN AMRO’s activities in markets where it does not currently operate and intends to continue ABN AMRO’s progress in aligning the cash equities business to support its enlarged and growing activities in equity derivatives.

Transaction Benefits

GBM believes that it will be able to generate significantly higher revenues from ABN AMRO’s customer franchise by leveraging the combined businesses’ enhanced product strengths and by applying its proven management capabilities. RBS believes that it will also be able to achieve substantial cost savings through de-duplication of infrastructure and support activities.

GBM expects to deliver transaction benefits which will increase its profit before tax by €2,042 million in the third year after completion of the transaction. Of this total, GBM estimates that cost savings will amount to €1,300 million and that net revenue benefits (after associated costs and bad debts, and allowing for attrition) will increase profit before tax by €742 million. These expected transaction benefits have been subject to external review and challenge.

GBM will deepen customer relationships and increase revenues per customer and per employee across ABN AMRO’s large and mid-corporate customer base. To achieve this, GBM will apply its relationship-driven model and the techniques which have enabled it to deliver superior revenue per customer and revenue per employee metrics and a cost:income ratio of 40%. At the same time, RBS will have stronger capabilities in international cash management and trade finance, equity derivatives and emerging markets to offer to its customers.

There is some overlap between the customer franchises of RBS and ABN AMRO, particularly in the UK. However, due to the complementary product propositions of the two businesses, revenue losses are expected to be limited, but conservative allowances for these potential revenue losses have been made.

The expected net revenue benefits of €742 million per annum represent 13% of ABN AMRO’s relevant revenues and 5% of GBM and ABN AMRO’s combined relevant revenues.

	Net Revenue Benefits in 2010	Number of Initiatives
Global Banking	€137m	7
Global Markets	€477m	12
Transaction Banking	€128m	11

Overall impact on profit before tax	€742m	30

The combination of GBM and ABN AMRO’s Global Wholesale Businesses will enable substantial cost savings to be achieved, as RBS implements a single business architecture. Cost savings will be achieved by de-duplication of IT platforms and supporting infrastructure. RBS’s existing IT platform will be used for the majority of products and functions, but it is expected that the IT platform supporting ABN AMRO’s cash management and trade finance business, as a core strength of that global business, will be retained.

Further cost savings will be achieved by streamlining combined functions across operations, finance, risk, human resources and other support areas, and through procurement (where RBS is acknowledged to be a leader globally) and property efficiencies. It is also expected that cost savings will be achieved by bringing in-house certain operations which ABN AMRO has outsourced to external providers.

Additional cost savings will be achieved by the elimination of overlaps in front office trading and support functions, as trading activities are consolidated into regional centres, while minimising disruption to customer-facing activities.

The expected cost savings resulting from these initiatives amount to €1,300 million per annum, representing 25% of ABN AMRO’s relevant expenses and 14% of GBM and ABN AMRO’s relevant expenses. The four principal areas of de-duplication and efficiency saving are set out below:

	Cost Savings in 2010	Number of Initiatives
Front office	€379m	10
IT and operations	€632m	27
Functional support	€166m	16
Procurement and property	€123m	5

Total cost savings	€1,300m	58

The total of €1,300 million is split €1,060 million from global corporate and institutional businesses (including supporting IT and infrastructure) and €240 million from mid-corporate and commercial businesses.

GBM is the most efficient business in its peer group with a cost:income ratio of 40% in 2006. The combination with ABN AMRO’s Global Wholesale Businesses will initially increase the combined business’s cost:income ratio to 59%, but delivery of the promised transaction benefits will reduce the cost:income ratio to approximately 51% – higher than GBM now, but still market leading.

4	LaSalle Bank

LaSalle Bank

LaSalle operates commercial and retail banking businesses across Michigan and in the Greater Chicago area of Illinois. LaSalle is the largest bank in Michigan and the second largest in Chicago, ranked by deposits. The company also has a small presence in Indiana. In total the company operates over 400 bank branches.

LaSalle’s focus is on commercial banking. In its home markets of Illinois and Michigan it has major positions in lending to middle-market companies. LaSalle has excellent products to offer its commercial customers in addition to traditional deposits and lending, including treasury and cash management products, international trade and foreign currency services.

In addition to its commercial banking activities in Illinois and Michigan, LaSalle offers a range of commercial banking products and services nationally. These include commercial lending, commercial real estate, leasing and asset-based lending. LaSalle serves corporate customers from a network of 24 offices across the US.

At 31 December 2006, LaSalle had assets of $125 billion. The total portfolio of loans and leases amounted to $64.8 billion and deposits were $62.2 billion. In 2006, LaSalle generated income of $4,041 million and profit before tax and extraordinary items of $1,228 million, on a US GAAP basis.

Strategic Rationale

There is a compelling strategic rationale for the combination of Citizens and LaSalle, driven by complementary business strengths and customer franchises and excellent geographic fit. The combination of Citizens and LaSalle will create a leading retail and commercial bank in the US. With advantages arising from the combination of Citizens’ expertise in retail banking and LaSalle’s expertise in commercial banking, and from scale in customer numbers and across a range of retail and commercial products, the combined bank will have many opportunities for growth.

There is an excellent balance between the business mix of Citizens and LaSalle. LaSalle is strong in commercial banking whilst Citizens is strong in retail banking. The combined business will be well balanced between these two principal business lines.

Loans $bn at Dec 06	Citizens		LaSalle		Total
Retail	75.6	71%	17.2	27%	92.8	54%
Commercial	29.3	28%	46.9	72%	76.2	45%
Other	1.1	1%	0.7	1%	1.8	1%
Total	106.0	100%	64.8	100%	170.8	100%

RBS has already identified the US mid-corporate and commercial market as an important opportunity for growth. This market offers attractive financial returns, and relatively few banks have the combination of product strengths and distribution capacity to serve this market effectively.

LaSalle’s greater strength in commercial banking will enable the combined business to accelerate delivery of RBS’s stated ambition to become a strong force in mid-corporate and commercial banking in the US, leveraging Citizens’ and LaSalle’s distribution capacity and the product strengths of the enlarged RBS Group’s combined wholesale banking activities in the US, including RBS Greenwich Capital.

LaSalle’s national commercial businesses will extend Citizens’ and GBM’s distribution capacity across the US. LaSalle has particular sector strengths in healthcare, energy and surface transportation, which will complement GBM’s sector focus in the US and will provide additional opportunities for distribution nationally of GBM’s financing and risk management products. LaSalle’s commercial real estate and leasing businesses will complement GBM’s existing strengths in these areas.

The combined business will have the opportunity to build on LaSalle’s wealth management proposition, which is currently targeted at the owners and executives of businesses that form part of LaSalle’s commercial franchise.

There is an excellent geographic fit between Citizens’ and LaSalle’s retail franchises. LaSalle is strong in Illinois and Michigan where Citizens already has 260 branches, but lower market shares than LaSalle. The combined business will have leading positions across 13 adjacent states in the north eastern and midwestern US.

The combined business will have top 10 positions across a broad range of retail and commercial banking products. In retail banking, it will be sixth largest in deposits and seventh in secured personal lending, including home equity lending. In commercial banking, it will be sixth largest in lending and fifth in leasing. The combined business will gain competitive advantage from the strength and breadth of the capability it can offer customers.

Ranking	Citizens	LaSalle	Citizens +LaSalle
Distribution
Branches	#8	#25	#7
Supermarket branches	#2	n/a	#2
ATMs	#9	#16	#8

Retail
Deposits	#10	#18	#6
Secured personal loans	#7	n/a	#7
Credit cards	#9	n/a	#9

Commercial
Commercial lending	#14	#8	#6
Leasing	#8	#14	#5
Merchant acquiring	#10	n/a	#10

RBS America, including the combined Citizens and LaSalle, and the combined wholesale banking activities, will be the fifth largest banking business in the US by assets and will have a wide range of opportunities for organic growth in the US.

Business Plan

Citizens’ management has developed a detailed integration and business plan, consistent with the principles that have underpinned its strong track record of acquisitions, integrations and IT conversions. These principles include minimisation of disruption to customers and customer-facing activities, conversion to a single operational platform, cost decisions based on growth opportunities and selection of the best talent from both organisations.

Citizens and LaSalle will be combined in a single bank with an organisational structure mirroring the model which has served the RBS Group well in the United Kingdom. The combined bank will be organised on a functional basis, to ensure focus on both retail banking and commercial banking, with central manufacturing and support functions.

During the first 45 days after completion of the proposed Offer, Citizens will work with the management of ABN AMRO to verify and expand the information and assumptions made on the basis of the limited due diligence access granted before completion. By Day 45 Citizens will have validated a base-lined plan for the achievement of synergies.

Transaction Benefits

Significant transaction benefits will be possible as a result of the acquisition. Citizens expects to deliver total transaction benefits which will increase its profit before tax by $1,065 million (€820 million) in the third year after completion of the transaction. These expected transaction benefits have been subject to external review and challenge.

The combination of the two banks will create significant scope for revenue enhancement. Extension of LaSalle’s commercial banking proposition to Citizens’ footprint provides an important growth opportunity. Enhancement of LaSalle’s retail banking product range and sales and service processes by application of the Citizens model will generate additional revenues. There will also be gains from using the LaSalle wealth management proposition in the Citizens franchise.

As a result of these initiatives, it is expected that net revenue benefits will increase profit before tax by $300 million (€231 million) in the third year after completion of the transaction. This represents 7% of LaSalle’s revenues and 3% of the combined revenues.

LaSalle’s end-2006 balance sheet included $31 billion of available-for-sale securities including mortgage-backed securities. These securities are AAA rated and have minimal credit risk, but are subject to pre-payment variability. RBS regards these securities as attractive investments, but believes that in Citizens it already has enough exposure to this category, and so on completion intends to reduce the combined securities portfolio by $28 billion. This will reduce income by an estimated $155 million (€120 million), but will limit balance sheet risk and will release capital, reducing the amount of capital required for the transaction.

The overall impact of net revenue benefits amounting to $300 million, less the income reduction of $155 million resulting from the sale of securities, will be an increase in profit before tax of $145 million (€111 million).

	Net Revenue Benefits in 2010		Number of Initiatives
Commercial banking	$130m		10
Retail banking	$140m		11
Other areas	$30m		3
Total net revenue benefits	$300m		24
Sale of securities	$(155	)m
Overall impact on profit before tax	$145m		24

Citizens expects to achieve cost savings by converting to a single technology and operations platform, by de-duplication of support functions and through savings in procurement. Additional cost savings will arise from consolidation of a number of overlapping activities in asset-based lending, cash management and consumer finance, and from consolidation of adjacent branches.

As a result of these initiatives, Citizens estimates that cost savings will amount to $920 million (€709 million) in the third year after completion of the transaction. This represents 35% of LaSalle’s expenses and 16% of combined expenses.

	Cost Savings in 2010	Number of Initiatives
Manufacturing	$320m	3
Administration and support	$260m	6
Efficiency savings	$120m	12
Retail	$130m	3
Consumer finance	$20m	5
Commercial and corporate	$70m	3
Total cost savings	$920m	32

Had these promised transaction benefits applied in 2006, the pro forma cost:income ratio of the combined Citizens and LaSalle bank would have been 47.6%, similar to Citizens’ 51.5% and significantly lower than LaSalle’s 65.9%.

Citizens’ confidence that it can achieve these transaction benefits is supported by its track record in successful IT conversions and delivery of promised benefits in previous transactions. Over the last 15 years, Citizens has carried out 27 integrations and many of the Citizens team which will be responsible for the integration of LaSalle have been involved in Citizens’ previous integrations.

5.	International Retail Businesses

ABN AMRO Retail Businesses in Asia, Middle East and Europe

ABN AMRO has an extensive network of branches in Asia and the Middle East, principally to support its international cash management, payments and trade finance businesses for commercial customers. Many of these branches are also active in retail banking, although generally only on a limited scale.

ABN AMRO has retail activities in nine markets in Asia and the Middle East1.

•	East Asia: China, Hong Kong, Singapore, Indonesia, Malaysia, Taiwan

•	South Asia: India, Pakistan

•	Middle East: UAE

The most significant presence is in India, where ABN AMRO has 27 branches, and the UAE, with 17 locations. The branches in India are in major conurbations across the country and include 6 branches in New Delhi and 3 in Mumbai. In the UAE the network is focused on key locations in Abu Dhabi and Dubai.

ABN AMRO also has a presence in Mainland China, with 11 branches, and Taiwan, with 8 branches. In Pakistan, ABN AMRO has 12 branches (excluding Prime Bank, which will be included in the Shared Assets).

The principal product lines currently offered by ABN AMRO in Asia and the Middle East are mass market retail banking, affluent banking, under the Van Gogh brand, and credit cards. ABN AMRO has about 3.5 million retail customers in the region, including about 100,000 Van Gogh customers and approximately 3 million credit cards, which are mainly in Taiwan and India, with smaller portfolios in Singapore, Indonesia, Hong Kong and the UAE.

ABN AMRO also has retail businesses in Spain, Romania and Kazakhstan and stockbroking businesses in India, Australia and New Zealand.

Outlook

RBS believes that there are attractive opportunities for growth, building on ABN AMRO’s established infrastructure to support retail activities in countries with large populations and high growth rates. However, RBS notes that the retail businesses in Asia, the Middle East and Europe are thinly spread across many countries. RBS estimates that ABN AMRO’s retail businesses in Asia, the Middle East and Europe, together generated income of €607 million and profit before tax of €88 million in 2006, on an IFRS basis. Because of limited scale, some of these retail businesses may have relatively high operating costs and customer acquisition costs, and so lack competitive advantage.

[1]	Excluding ABN AMRO’s 40% stake in Saudi Hollandi which, although reported in BU Asia, will be included in the Shared Assets.

After completion, RBS will analyse the retail activities country by country. RBS expects to focus on growing significant retail businesses in selected ABN AMRO countries. Factors affecting the selection of countries will include competitive advantage and scalability of the existing operations, economic growth rates and the competitive and regulatory environment for financial services. RBS also expects to focus on affluent banking and credit cards, products where RBS is strong in the UK and has significant activities outside the UK, and products likely to appeal to growing numbers of affluent customers in these high growth economies. The existing infrastructure supporting current accounts provides the possibility of a broader product offering.

RBS will seek to exit retail businesses not having critical mass or credible growth prospects.

Because of the limited materiality of ABN AMRO’s International Retail Businesses in the context of this transaction, RBS has not at this stage included any specific initiatives and transaction benefits in its overall estimates of revenue benefits and cost savings.

Important Information

In connection with the proposed Offer, RBS expects to file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of RBS and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed Offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets and the integration of such businesses and assets by RBS being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. RBS does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander, and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than Fortis, RBS and Santander for providing the protections afforded to customers of Merrill Lynch International nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc, which is authorised and regulated in the United Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed Offer, and will not be responsible to anyone other than RBS for providing the protections afforded to customers of The Royal Bank of Scotland plc nor for providing advice to any other person in relation to the proposed Offer.

Any Offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.